SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                                  RoweCom Inc.

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                                (Name of Issuer)


                     Common Stock, $.01 par value per share

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                         (Title of Class of Securities)


                                    77957X108

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                                 (CUSIP Number)


                                December 31, 2000

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             (Date of Event Which Requires Filing of this Statement)

              Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                         |_|  Rule 13d-1(b)
                         |_|  Rule 13d-1(c)
                         |X|  Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

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 CUSIP No. 77957X108                  13G                  Page 2 of 5 Pages
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1    Name of Reporting Person     Working Ventures Canadian Fund Inc.

     I.R.S. Identification No. of Above Person      No I.R.S Identification No.
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2    Check the Appropriate Box if a Member of a Group                 (a) |_|
                                                                      (b) |_|
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3    SEC Use Only
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4    Citizenship or Place of Organization

     Canada
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   Number of             5      Sole Voting Power
    Shares
                                944,379
                      ----------------------------------------------------------
  Beneficially           6      Shared Voting Power
    Owned by
                                None.
                      ----------------------------------------------------------
     Each                7      Sole Dispositive Power
   Reporting
                                944,379
                      ----------------------------------------------------------
   Person With           8      Shared Dispositive Power

                                None.
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9    Aggregate Amount Beneficially Owned by Each Reporting Person

     944,379
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10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  |_|

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11   Percent of Class Represented by Amount in Row (9)

     7.5%
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12   Type of Reporting Person

     CO
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 CUSIP No. 77957X108                  13G                  Page 3 of 5 Pages
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Item 1(a)         Name of Issuer:

                  RoweCom Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  15 Southwest Park
                  Westwood, MA 02090

Item 2(a)         Name of Person(s) Filing:

                  Working Ventures Canadian Fund Inc.

Item 2(b)         Address of Principal Business Office:

                  250 Bloor Street East
                  Suite 1600
                  Toronto, Ontario
                  Canada
                  M4W 1E6

Item 2(c)         Citizenship:

                  Canada

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "RoweCom Common Stock")

Item 2(e)         CUSIP Number:

                  77957X108

Item 3            The persons filing are:

                  Not applicable.

Item 4(a)         Amount Beneficially Owned:

                  As of June 2001, Working Ventures Canadian Fund Inc. may be deemed to have been the beneficial owner of 944,379 shares of RoweCom Common Stock, including immediately exercisable warrants to purchase 163,993 shares of common stock.

Item 4(b)         Percent of Class:

                  7.5%. This percentage is calculated using the total number of shares outstanding as disclosed in RoweCom's Annual Report on Form 10-K for the period ended

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 CUSIP No. 77957X108                  13G                  Page 4 of 5 Pages
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                  December 31, 2000,  filed with  the Securities  and   Exchange
                  Commission on April 17, 2001.

Item 4(c)         Number  of shares  as to which  Working Ventures Canadian Fund
                  Inc. has:

                  (i)   sole   power  to  vote  or  direct  the  vote:   944,379
                        (including warrants to purchase 163,993 shares)
                  (ii)  shared power to vote or to direct the vote:  0
                  (iii) the   sole  power  to  dispose  of  or  to  direct   the
                        disposition of:
                        944,379 (including warrants to purchase 163,993 shares)
                  (iv) shared power to dispose of or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than 5% on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of the Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.

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 CUSIP No. 77957X108                  13G                  Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 22, 2001                    Working Ventures Canadian Fund Inc.



                                          By: /s/ Jim Whitaker
                                              ----------------------------------